UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K (“Amendment No. 1) is being filed by Vision Marine Technologies Inc. (the “Company”) as an amendment to the Form 6-K dated April 7, 2025 (the “Original 6-K”). The purpose of this Amendment No. 1 is to provide notice of the postponement of the original annual general meeting of shareholders as described in the Original 6-K to be held on May 15, 2025 until May 23, 2025 and update the notice of meeting pursuant to Quebec law as attached in Exhibit 99.1.

Other than as expressly set forth above, this Amendment No. 1 to Form 6-K does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

General

The information contained in this Report on Form 6-K of the Company, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

On May 2, 2025 the Company issued a press release related to the postponement of the annual general meeting and the information described above entitled, “Vision Marine Technologies Inc. Announces Postponement of Annual Meeting of Shareholders” (the “Press Release”). A copy of the Press Release is furnished as Exhibit 99.2 to this Report on Form 6-K.

Exhibit Index

Exhibit No.	Exhibit
99.1	Vision Marine Technologies Inc. Notice of Postponement of Annual Meeting of Shareholders
99.2	Vision Marine Technologies Inc. Announces Postponement of Annual Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: May 2, 2025	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer